NUMBER_____ SHARES_____



YELLOW7 INC.
INCORPORATED UNDER THE LAWS OF THE STATE OF TEXAS

This Certifies that_____ *is the*

registered owner of_____ Shares of

fully paid and non-assessable shares of the capital stock of said corporation transferable only on the books of the Corporation by the holder

hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, *the said Corporation has caused this Certificate to be executed by its duly authorized Officers and its Corporate Seal*

to be hereunto affixed this _____day of _____A.D. 20_____

_____
Secretary

_____
President